UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

Emmitte J. Haddox

Ergon Asphalt & Emulsions, Inc.

c/o Ergon, Inc.

P.O. Box 1639

Jackson, MS 39215-1639

Telephone: (601) 933-3513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,547,594(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,547,594(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,547,594(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.9%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.

(2)

Ergon Asphalt & Emulsions, Inc. is a wholly owned subsidiary of Ergon, Inc. Accordingly, Ergon, Inc. may be deemed to share voting and dispositive power over the reported securities of Ergon Asphalt & Emulsions, Inc.

(3)

Consists of (a) 20,801,757 Series A Preferred Units (as defined below), which are convertible into Common Units (as defined below) on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units.

(4)

Based on the number of Common Units (41,856,847) and Series A Preferred Units (34,406,683) issued and outstanding as set forth on the cover of the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon Asphalt & Emulsions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,547,594(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,547,594(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,547,594(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.9%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.

(2)

Consists of (a) 20,801,757 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units. As further described in Item 3, Ergon, Inc. owns all of the common stock of Ergon Asphalt & Emulsions, Inc. Accordingly, Ergon, Inc. may be deemed to indirectly beneficially own the Common Units of the Issuer.

(3)	Consists of (a) 20,801,757 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units.

(4)

Based on the number of Common Units (41,856,847) and Series A Preferred Units (34,406,683) issued and outstanding as set forth on the cover of the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2022.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2016 by Ergon, Inc. (“Ergon”) and Ergon Asphalt & Emulsions, Inc. (“EA&E” and, together with Ergon, the “Reporting Persons”), as amended by Amendment No. 1 to the Schedule 13D filed on August 5, 2019, Amendment No. 2 to the Schedule 13D filed on September 11, 2019, Amendment No. 3 to the Schedule 13D filed on September 16, 2020 and Amendment No. 4 to the Schedule 13D filed on October 8, 2021 (as amended, the “Schedule 13D”) with respect to the common units representing limited partner interests (the “Common Units”) and Series A Preferred Units representing limited partner interests (the “Preferred Units”) of Blueknight Energy Partners, L.P. (the “Issuer”). The Schedule 13D shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer.

No changes to this Item.

Item 2.	Identity and Background.

No changes to this Item.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 5 (which Item 4 is incorporated herein by reference) will consist of existing cash on hand and proceeds from Ergon’s existing credit facilities. The Reporting Persons estimate that approximately $309 million in cash will be required to acquire all of the outstanding Public Common Units and Public Preferred Units (each as defined below). The merger will not be subject to any financing condition.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Merger Agreement

On April 21, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EA&E, Merle, LLC, a Delaware limited liability company (“Merger Sub”), and Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of EA&E (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, (i) each issued and outstanding common unit representing a limited partner interest in the Issuer (each, a “Common Unit”) other than Common Units owned by EA&E, the Partnership and their subsidiaries (each, a “Public Common Unit”) will be converted into the right to receive $4.65 in cash without any interest thereon (the “Common Unit Merger Consideration”), and (ii) each issued and outstanding Series A Preferred Unit of the Partnership (each, a “Preferred Unit”), other than Preferred Units owned by EA&E, the Partnership and their subsidiaries (each, a “Public Preferred Unit”) will be converted into the right to receive $8.75 in cash without any interest thereon (the “Preferred Unit Merger Consideration” and, together with the Common Unit Merger Consideration, the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Partnership, (ii) the incentive distribution rights held by the General Partner and (iii) the Common Units and the Preferred Units owned by EA&E and its subsidiaries, in each case, shall not be cancelled, shall not be converted into the right to receive the Merger Consideration and shall remain outstanding following the Merger.

Immediately prior to the effective time of the Merger, all restricted units and phantom units outstanding immediately prior to the effective time will fully vest, and each holder of such units will receive an amount equal to the Merger Consideration with respect to each such unit that becomes vested pursuant to the terms of the Merger Agreement.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by (a) holders of a majority of the issued and outstanding Common Units and Preferred Units, voting as a single class, and (b) holders of a majority of the issued and outstanding Preferred Units, voting separately as a class based upon one vote per Preferred Unit (clauses (a) and (b), collectively, the “Partnership Unitholder Approval”), (ii) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated by the Merger Agreement, (iii) subject to specified materiality standards, the accuracy of certain representations and warranties of each party, (iv) compliance by each party in all material respects with its covenants and (v) no Partnership Material Adverse Effect (as defined in the Merger Agreement) has occurred.

Support Agreement

In connection with execution of the Merger Agreement, the Issuer and EA&E entered into a Support Agreement, dated as of April 21, 2021 (the “Support Agreement”), pursuant to which EA&E has agreed to vote all of the Common Units and Preferred Units beneficially owned by it (together, the “Covered Units”) in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Support Agreement terminates upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) at the election of a Covered Unitholder in the event that the Conflicts Committee of the board of directors of the General Partner makes a Partnership Adverse Recommendation Change and (d) the mutual written agreement of the parties.

The foregoing description of the Merger Agreement, the Merger and the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreements, copies of which are filed as Exhibit I and Exhibit J and incorporated herein by reference.

After the Effective Time, the Common Units will be delisted from the Nasdaq Global Market and, as promptly as possible, deregistered under the Securities Exchange Act of 1934, as amended.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

No changes to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed As Exhibits.

Item 7 is hereby amended and supplemented as follows:

Number	Description

Exhibit I	Agreement and Plan of Merger, dated April 21, 2022, by and among Ergon Asphalt & Emulsions, Inc., Merle, LLC, Blueknight Energy Partners G.P., L.L.C. and Blueknight Energy Partners, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 22, 2022).

Exhibit J	Support Agreement, dated April 21, 2022, by and between Blueknight Energy Partners, L.P. and Ergon Asphalt & Emulsions, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 22, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 25, 2022

ERGON, INC.

By:	/s/ Emmitte J. Haddox
Name: Emmitte J. Haddox
Title: President and Chief Executive Officer

ERGON ASPHALT & EMULSIONS, INC.

By:	/s/ J. Baxter Burns, II
Name: J. Baxter Burns, II
Title: President